EXHIBIT 1.02

COBRA ELECTRONICS CORPORATION

Conflict Minerals Report

For the Year Ended December 31, 2013

Section 1: Introduction and Company Overview

This Conflict Minerals Report of Cobra Electronics Corporation (herein referred to as “Cobra” or the “Company”) is being filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the year ended December 31, 2013, except with respect to conflict minerals that, prior to January 31, 2013, were located outside of the supply chain. Unless otherwise defined herein, terms used in this report are as defined in Rule 13p-1 and Form SD. Conflict minerals are defined as cassiterite (the metal ore from which tin is extracted), columbite-tantalite (the metal ore from which tantalum is extracted), gold, wolframite (the metal ore from which tungsten is extracted), and their derivatives (“3TG”). The reporting and disclosure requirements apply to registrants, regardless of the geographic origin of the conflict minerals and whether or not the purchases of conflict minerals fund armed conflict.

This report is not subject to an independent private sector audit (“IPSA”) as Rule 13p-1 provides smaller reporting companies with a four year exemption (years 2013 - 2016) for the IPSA.

Cobra is a leading designer and marketer of two-way mobile communications and mobile navigation products in the United States, Canada and Europe, holding the number one or strong number two position in each of its longstanding product lines and targeting a similar position for marine VHF radios, photo-enforcement detection and mobile navigation for professional drivers. Cobra is a leading brand in Citizens Band radios, radar detectors, speed camera detection, truck navigation and two-way radios. Performance Products Limited, a wholly-owned subsidiary based in the UK, designs and markets mobile navigation, photo-enforcement and detection products primarily under the Snooper® brand in the UK and elsewhere in Europe. The Company’s AURA® database of photo-enforcement locations and road hazards covers the United States, Canada and most of Europe.

The Company does not manufacture or contract for the manufacturing of its products. Rather, the Company purchases a completed product that meets its specifications. Accordingly, the Company relies on its direct suppliers to provide information on the origin of 3TG contained in the products purchased. As a downstream purchaser, Cobra is in most instances many steps removed from the mining of conflict minerals. Cobra does not purchase raw ore or unrefined conflict minerals and does no direct purchasing in the Democratic Republic of the Congo or in any adjoining country.

Section 2: Design of Due Diligence Framework

In accordance with Rule 13p-1, Cobra undertook due diligence to identify which of its products contain 3TG necessary to the functionality or production of the product and the source and chain of custody of such 3TG. Cobra’s due diligence process conforms, in all material respects, with the due diligence framework prescribed in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements for each of the conflict minerals (the “OECD Guidance”). The OECD Guidance is an internationally recognized due diligence framework.

Section 3: Due Diligence Process

The initial step within Cobra’s due diligence process was to determine which of its products contain 3TG necessary to the functionality or production of the product. Based on that review, Cobra determined that the majority of its products contain 3TG. Accordingly, Cobra employed a “top down” or supplier-level approach to determine the sourcing origin of the 3TG contained in its products.

The Company used the conflict minerals reporting template created by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) to collect sourcing information from its suppliers. Each supplier received a template asking such supplier to identify any 3TG contained in the product it manufactures on behalf of the Company that is necessary to the functionality or production of the product and the source and chain of custody of such 3TG. Each supplier was instructed to submit their response to Cobra within the allotted time period. Those who did not respond to the initial inquiry were sent a second round of surveys encouraging their response. If the supplier had not responded by this stage, each such remaining supplier was personally engaged to obtain a response.

Section 4: Due Diligence Results

On the basis of the due diligence measures described above, Cobra has determined that the following groups of products are subject to the reporting obligations of Rule13p-1:

•	Radar/laser detection

•	Photo-enforcement and safety detection

•	Mobile navigation

•	Dash cams

•	Citizens Band radios

•	Power inverters

•	Two-way radios

•	Marine electronics

•	Wireless solutions and mobile app products

•	Outdoor leisure products

Cobra has been unable to determine the origin of the 3TG contained in such products or to determine whether such 3TG came from recycled or scrap sources, the facilities used to process the 3TG, the country of origin of the 3TG or the mine or location of origin of the 3TG.

Section 5: Steps to Mitigate Risk

The Company has adopted the following conflict minerals policy:

“Cobra Electronics Corporation is committed to work with its supply chain partners to ensure compliance with the SEC’s conflict minerals rules. The Company will not knowingly sell products containing conflict minerals that benefit or finance armed groups in the Democratic Republic of the Congo or adjoining countries.”

Cobra initiated the following action to further mitigate the risk that the necessary 3TG contained in its products do not benefit armed groups:

•	New supplier agreements prohibit the purchase of products containing conflict minerals that originate in the Democratic Republic of the Congo and adjoining countries

•	Suppliers are required to maintain records to support the sourcing of their products and those records are subject to an audit at the Company’s discretion

•	The Company plans to promptly follow-up with suppliers that cannot or will not provide the required documentation, and will replace non-compliant suppliers as soon as practical

•	The Company plans to initiate an on-going review process of suppliers to ensure continued compliance with the Company’s sourcing documentation requirements.